                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             The Wiser Oil Company
                             ---------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                  977284 10 8
                                --------------
                                (CUSIP Number)


                               Louis G. Baldwin
                            Senior Vice President
                         and Chief Financial Officer
                          Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               October 14, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

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   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 977284 10 8
             -----------

--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
--------------------------------------------------------------------------------
   2) Check the Appropriate Box if a Member of a Group (See Instructions) a) [_] b) [_]

--------------------------------------------------------------------------------
   3)   SEC Use Only

--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC, BK
        ------
--------------------------------------------------------------------------------
   5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
--------------------------------------------------------------------------------
                             7)  Sole Voting Power
    Number of Shares             250,000
                                 -------
    Beneficially Owned by
                             ---------------------------------------------------
    Each Reporting
    Person With              8)  Shared Voting Power
                                 525,000 *
                                 ---------
                             ---------------------------------------------------
                             9)  Sole Dispositive Power
                                 250,000
                                 -------
                             ---------------------------------------------------
                             10) Shared Dispositive Power
                                 525,000 *
                                 ---------
--------------------------------------------------------------------------------
  11)   Aggregate Amount Beneficially Owned by Each Reporting Person
        775,000 **
        -------
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
  13)   Percent of Class Represented by Amount in Row (11)
        8.7% **
        ----
--------------------------------------------------------------------------------
  14)   Type of Reporting Person (See Instructions)
        CO
        --
--------------------------------------------------------------------------------
* Represents shares held by Cross Timbers Trading Company, a wholly owned subsidiary of Cross Timbers Oil Company.
**  Includes 525,000 shares (5.9%) held by Cross Timbers Trading Company.

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  SCHEDULE 13D

--------------------------------------------------------------------------------
  CUSIP No. 977284 10 8
            -----------

--------------------------------------------------------------------------------
  1)    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Trading Company
        -----------------------------
        75-2613610
        ----------
--------------------------------------------------------------------------------
  2) Check the Appropriate Box if a Member of a Group (See Instructions) a) [_] b) [_]

--------------------------------------------------------------------------------
  3)    SEC Use Only

--------------------------------------------------------------------------------
  4)    Source of Funds (See Instructions)
        WC, BK
        ------
--------------------------------------------------------------------------------
  5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6)    Citizenship or Place of Organization
        Delaware
        --------
--------------------------------------------------------------------------------
                            7)  Sole Voting Power
  Number of Shares
                            ----------------------------------------------------
  Beneficially Owned by
  Each Reporting Person     8)  Shared Voting Power
  With                          525,000
                                -------
                            ----------------------------------------------------
                            9)  Sole Dispositive Power

                            ----------------------------------------------------
                            10) Shared Dispositive Power
                                525,000
                                -------
--------------------------------------------------------------------------------
 11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        525,000
        -------
--------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
 13)    Percent of Class Represented by Amount in Row (11)
        5.9%
        ----
--------------------------------------------------------------------------------
 14)    Type of Reporting Person (See Instructions)
        CO
        --
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to shares of common stock, par value $3.00 per share ("Common Stock") of The Wiser Oil Company, a Delaware corporation ("the Issuer"). The address of the principal executive offices of the Issuer is 8115 Preston Road, Suite 400, Dallas, Texas 75225.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement on Schedule 13D is filed by Cross Timbers Oil Company, a Delaware corporation ("Cross Timbers") and Cross Timbers Trading Company, a Texas corporation ("CTTC"). The address of Cross Timbers and CTTC is 810 Houston Street, Suite 2000, Fort Worth, Texas 76102.

     Cross Timbers is engaged in the acquisition, development and exploration of producing oil and gas properties and the marketing and transportation of oil and natural gas. CTTC is a wholly owned subsidiary of Cross Timbers that invests in certain marketable security investments.

     The name, business address and present principal occupation or employment for each executive officer and director of Cross Timbers and CTTC, and the name of the organization in which such employment is conducted, are set forth in
Schedule I attached hereto and incorporated herein by reference. Each such person is a citizen of the United States.

     Neither Cross Timbers nor CTTC nor, to the best of Cross Timbers' or CTTC's knowledge, any of the other persons listed on Schedule I attached hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total cost of Cross Timbers' and CTTC's purchases of Common Stock were
$2.4 million and $5.8 million, respectively.   Cross Timbers' and CTTC's
purchases were funded by working capital, margin debt, intercompany debt and borrowings under Cross Timbers' Revolving Credit Agreement dated April 17, 1998, as amended, among Cross Timbers, Morgan Guaranty Trust Company of New York, NationsBank, N.A., Chase Bank of Texas, N.A. and other banks parties thereto.


ITEM 4.  PURPOSE OF TRANSACTION

   During May and June of 1998, Cross Timbers and CTTC acquired the Common Stock referred to in Item 5 for investment purposes at an average cost of $10.53 per share. Since that time, the Common Stock price has declined by approximately 60%.

   On September 25, 1998, Cross Timbers was contacted by an investment banking firm representing the Issuer. Cross Timbers was advised that the Issuer was considering a potential combination or sale of its assets and was inviting a small, selected group to be involved in this process. Cross Timbers declined to participate in this process.

   Cross Timbers will monitor the progress and process of a potential combination or asset sale by the Issuer. Cross Timbers and CTTC will continue to monitor and evaluate their investments in the Issuer in light of a potential combination or asset sale and other factors, including the Issuer's capitalization and operating strategy, its operating results, financial condition and prospects, price levels of the Common Stock, general market conditions and other opportunities available to Cross Timbers and CTTC.

   Cross Timbers and CTTC may acquire additional Common Stock through open market purchases or other transactions, maintain their current equity positions or dispose of a portion or all of their Common Stock.

   Cross Timbers and CTTC may at a future date propose to purchase assets of the Issuer for cash or Common Stock of the Issuer, a combination with the Issuer or other transaction between Cross Timbers and CTTC and the Issuer.

   Other than as set forth above, Cross Timbers and CTTC currently have no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) As of October 19, 1998, Cross Timbers beneficially owns 775,000 shares of Common Stock or approximately 8.7% of the Issuer's outstanding shares of 8,951,965 at June 30, 1998, as reported in its Quarterly Report on Form 10-Q for its quarter ended June 30, 1998. Cross Timbers beneficially owns directly 250,000 shares of Common Stock, or approximately 2.8% of the Issuer's outstanding shares, and beneficially owns indirectly through CTTC 525,000 shares, or approximately 5.9% of the Issuer's outstanding shares. To the best of Cross Timbers' and CTTC's knowledge, no persons listed in Schedule I attached hereto own any Common Stock.

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 250,000 shares of Common Stock it beneficially owns directly, and shares voting and dispositive power with CTTC with respect to the 525,000 shares of Common Stock it beneficially owns indirectly through CTTC.

   (c) Neither Cross Timbers nor CTTC has effected any Common Stock transactions during the past 60 days. Additionally, to the best of Cross Timbers' and CTTC's knowledge, no persons listed in Schedule I attached hereto have effected any Common Stock transactions during the past 60 days.

   (d) No other person is known by Cross Timbers or CTTC to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by Cross Timbers or CTTC described in Item 5(a) above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   To the best of Cross Timbers' or CTTC's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between any of the persons named in Item 2 and any other persons, with respect to the Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
-------

99.1 -  Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii)

10.2 - Revolving Credit Agreement dated April 17, 1998, among Cross Timbers and certain commercial banks named therein is incorporated by reference to
        Exhibit 99.1 to Cross Timbers' Current Report on Form 8-K dated February 12, 1998 and filed on April 21, 1998, as amended by the First, Second and Third Amendments incorporated by reference to Exhibits 10.1, 10.2 and 10.3 to Cross Timbers' Quarterly Report on Form 10-Q for the period ended June 30, 1998

SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CROSS TIMBERS OIL COMPANY



Date: October 19, 1998        By: /s/ LOUIS G. BALDWIN
                                  ---------------------------------------------
                                      Louis G. Baldwin
                                      Senior Vice President and Chief Financial
                                      Officer



                              CROSS TIMBERS TRADING COMPANY



                              By: /s/ LOUIS G. BALDWIN
                                  ---------------------------------------------
                                      Louis G. Baldwin
                                      Senior Vice President and Chief Financial
                                      Officer

SCHEDULE I TO SCHEDULE 13D

     The following is a list of all executive officers of Cross Timbers and CTTC and their present principal office held. The business address for each of these executive officers is 810 Houston Street, Suite 2000, Fort Worth, Texas, 76102.

Name                       Present Principal Office Held
------------------------   -----------------------------------------------------

Bob R. Simpson             Chairman of the Board of Directors and Chief
                           Executive Officer

Steffen E. Palko           Vice Chairman of the Board of Directors and President

J. Richard Seeds           Executive Vice President

Louis G. Baldwin           Senior Vice President and Chief Financial Officer

Keith A. Hutton            Senior Vice President - Asset Development

Bennie G. Kniffen          Senior Vice President and Controller

Larry B. McDonald          Senior Vice President - Operations

Timothy L. Petrus          Senior Vice President - Acquisitions

Kenneth F. Staab           Senior Vice President - Engineering

Thomas L. Vaughn           Senior Vice President - Operations

Vaughn O. Vennerberg II    Senior Vice President - Land

     The following is a list of all Cross Timbers' directors (with the exception of Messrs. Simpson, Palko and Seeds who are listed above), their business address and present principal employment and employer. CTTC's directors are Messrs. Simpson and Palko who are listed above.


Name and Business Address           Present Principal Employment and Employer
--------------------------------    -----------------------------------------

Dr. Lane G. Collins                 Professor of Accounting, Baylor University
(Advisory Director)
Hankamer School of Business
Baylor University
Waco, Texas 76798

J. Luther King, Jr.                 President, Principal and Portfolio
301 Commerce Street, Suite 1600     Manager/Analyst, Luther King Capital
Fort Worth, TX  76102               Management Corporation

Jack P. Randall                     President, Randall & Dewey
16800 Greenspoint Park Drive,
Suite 380-S
Houston, Texas 77060

Scott G. Sherman                    Owner, Sherman Enterprises
777 Taylor Street, Suite 1135
Fort Worth, TX  76102